SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   7  )*

Zomax Incorporated
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

989929 10 4
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SCHEDULE 13G

CUSIP No. 989929 10 4	Page 2 of 4 Pages

1		names of reporting persons/i.r.s. identification nos. of above persons (entities only)
Phillip T. Levin
2	check the appropriate box if a member of a group (see instructions)	(a) [ ] (b) [ ]

3		sec use only

4		citizenship or place of organization
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power
2,644,424 (includes 56,000 shares which may be acquired upon exercise of currently exercisable options)
	6	shared voting power
0
	7	sole dispositive power
2,644,424 (includes 56,000 shares which may be acquired upon exercise of currently exercisable options)
	8	shared dispositive power
0
9		aggregate amount beneficially owned by each reporting person
2,644,424 (includes 56,000 shares which may be acquired upon exercise of currently exercisable options)
10		check if the aggregate amount in row (9) excludes certain shares (see instructions) [ ]

11		percent of class represented by amount in row (9)
8.1%
12		type of reporting person (see instructions)
IN

Answer every item.  If an item is inapplicable or the answer is in the negative, so state.

Item 1(a)                Name of Issuer:

                                Zomax Incorporated

Item 1(b)                Address of Issuer’s Principal Executive Offices:

                                5353 Nathan Lane N.

                                Plymouth, MN 55442

Item 2(a)                Name of Person Filing:

                                See Cover Page Item 1

Item 2(b)                Address of Principal Business Office or, if none, residence:

                                7843 Ithaca Lane N.

                                Maple Grove, MN  55311

Item 2(c)                Citizenship:

                                See Cover Page Item 4

Item 2(d)                Title of Class of Securities:

                                Common Stock

Item 2(e)                CUSIP No.:

                                See Cover Page

Item 3                                                              If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)                                  [   ]          Broker or dealer registered under Section 15 of the Exchange Act.

(b)                                 [   ]          Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)                                  [   ]          Insurance company as defined in Section 3(a)(19) of the Exchange

                                                                Act.

(d)                                 [   ]          Investment company registered under Section 8 of the Investment

                                                                Company Act.

(e)                                  [   ]          An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)                                    [   ]          An employee benefit plan or endowment fund in accordance with

                                                                Rule 13d-1(b)(1)(ii)(F).

(g)                                 [   ]          A parent holding company or control person in accordance with

                                                                Rule 13d-1(b)(1)(ii)(G).

(h)                                 [   ]          A savings association as defined in Section 3(b) of the Federal

                                                                Deposit Insurance Act.

(i)                                     [   ]          A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Page 3 of 4 Pages

(j)            [   ]          Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership

See Cover Page Items 5 through 11

Item 5	Ownership of Five Percent or Less of a Class:

                             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certifications:

Not applicable

SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 2003.

February 13, 2004
(Date)

/s/ Phillip T. Levin
(Signature)

Phillip T. Levin
(Name and title)

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